

Mail Stop 7010

April 19, 2007

Robert L. Friedman
Chief Administrative Officer and Chief Legal Officer
The Blackstone Group L.P.
345 Park Avenue
New York, NY 10154

Re: **The Blackstone Group L.P.**
Registration Statement on Form S-1
Filed on March 22, 2007
File No. 333-141504

Dear Mr. Friedman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please include all information that is not subject to Rule 430A in the next amendment, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered. This information must be included on the prospectus cover page, as well as in the body of the prospectus. See instruction 1(A) to Item 501(b)(3) of Regulation S-K. We will need adequate time to review this information once it is provided.

2. All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

3. Prior to the effectiveness of the registration statement, please arrange to have the NASD call us or provide us with a letter indicating that the NASD has cleared the filing.

4. Please do not use smaller type in tables and footnotes, as you do on pages 11 and 178, for example. Please also consider increasing the size of your structure to one full page.

5. We are still evaluating your prefiling correspondence dated February 27, 2007 and April 13, 2007 related to the application of the fair value option to general partner interests in limited partnerships.

6. Pages 49-50 of the S-1 briefly describes why you do not believe that The Blackstone Group L.P. is an investment company for purposes of section 3(a)(1)(C) of the Investment Company Act of 1940 ("Company Act"). Please provide further information needed to conduct an analysis under section 3(a)(1)(C) of the Company Act for The Blackstone Group L.P., as well as Blackstone Holdings I GP Inc., Blackstone Holdings II GP Inc., Blackstone Holdings III GP L.P., Blackstone Holdings IV GP, L.P., Blackstone Holdings V GP L.P., Blackstone Holdings I L.P., Blackstone Holdings II L.P., Blackstone Holdings III L.P., Blackstone Holdings IV L.P., and Blackstone Holdings V L.P. (the "Blackstone Holdings entities"), prior to, and giving effect to, the proposed transaction. In particular, list all assets held by each entity and the value you assign to each:

    (a) Please identify and explain any interests in the Blackstone Funds held by or through The Blackstone Group L.P. For instance, please explain if interests in the Blackstone Funds are limited to general partnerships or if there are additional limited partnership interests, and the values of each. Do the Blackstone Holdings entities make contributions to the capital of the Blackstone Funds in connection with or apart from the general partner interests? What are the values with regard to each Blackstone Fund?

    (b) We note that the Company Act risk disclosure on page 49 of the S-1 states:

    > Moreover, because we believe that the capital interests of the general partners of our funds in their respective funds are neither securities nor investment securities, we believe that less than 40% of The Blackstone Group L.P.'s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis after this offering will be comprised of assets that could be considered investment securities.

    Please explain this statement further as it relates to your status analysis.

    (c) The notes to the unaudited condensed consolidated pro forma statement indicate that "investments in Blackstone Funds" principally represent assets held in employee funds which have been consolidated as variable interest entities. Please indicate whether these assets represent "good" or "bad" assets for purposes of section 3(a)(1)(C) of the Company

Act (e.g., are these interests in an "employees securities company" as defined in section 2(a)(13) of the Company Act).

7. Please explain whether the offering by The Blackstone Group L.P. should be considered an indirect offering of the Blackstone Funds. In this context, please address rule 140 under the Securities Act of 1933 as well as section 48(a) of the Company Act as applied to the registration requirements for investment companies.

Prospectus Cover Page

8. The cover page risk factors should concisely highlight the most significant adverse effects related to the offering and should be quantified to the extent possible. For guidance refer to Section II.A.3.a. of Securities Act Release 33-6900. Examples may include:
   - investors' limited voting rights with respect to the general partner or its directors;
   - that the senior managing directors will be able to determine the outcome of any matters that may be submitted for a vote of the limited partners;
   - that your partnership agreement reduces or eliminates the fiduciary duties of your general partner and limits remedies available to common unitholders for actions that might otherwise constitute a breach of duty; and
   - that tax liabilities may be greater than cash distributions.

Table of Contents, page i

9. Please revise the table of contents to include all major headings and subheadings within the body of the revised prospectus. See SEC Release No. 33-6900. In particular, we note that the risk factor subheadings have not been included in your table of contents.

Prospectus Summary, page 1

10. Considering the significant impact it appears the deconsolidation of the Blackstone funds will have on your financial statements, please include a sufficiently detailed discussion of your intent to deconsolidate these funds in this section of your Form S-1. Such discussion should include:

   - The business purpose for your decision to grant rights to the third-party investors in that fund to provide that a simple majority of the fund's investors will have the right to accelerate the liquidation date of that fund or the withdrawal of their capital by a simple majority vote;
   - Whether these investors purchased this new right and, if not, why not;
   - The impact this change will have on your financial statements, including footnote disclosure; and
   - Finally, please include a risk factor that discusses the impact on your financial statements and footnote disclosures once these funds have been deconsolidated.

11. Please consider reordering and revising your Summary to disclose information with an investor's perspective in mind. For example, investors are most likely interested in:

- what exactly they will own as a result of your offering,
- a plain English explanation of the company's distribution policy; and
- material tax consequences.

12. Please revise to explain in plain English how you generate revenues and finance your operations.   For example, we note your disclosure on page 60 that The Blackstone Group L.P. was formed as a Delaware limited partnership on March 12, 2007. We also note your disclosure on page 87 that your revenues consist of fund management fees and advisory fees. Given that you are not taking the funds themselves public, please also add a section to your summary that explains in more detail how you plan to generate cash flows.

13. Please provide prominent disclosure regarding the total compensation or other remuneration that your existing owners will receive from:

- cash distributions in 2006,
- distributions in 2007,
- cash distributions to be made immediately prior to the offering,
- any proceeds of this offering,
- in connection with the offering,
- other reorganization transactions, and
- any carried interest.

14. Please also disclose how future distributions will be calculated and made to the principals.

15. Please revise to briefly explain here, with more detail in your business section, what "carried interest" is and how important this is to your business. We may have further comment based on your revised disclosure.

Competitive Strengths, page 3

16. We note your disclosure at the top of page 6 that you "actively cultivate your relationships with major investment banking firms and other financial intermediaries." Please revise to provide specific examples to give investors a sense for how you operate your business. We also note your disclosure on page 7 that you intend to "preserve the elements of [y]our culture that have contributed to [y]our success as a privately-owned firm. Please also give specific examples.

Why We Are Going Public, page 7

17. Please revise to explain what you mean by "permanent capital" in the first bullet point.

Charitable Contributions, page 9

18. Please revise to explain in more detail the charities that The Blackstone Foundation supports and any policies related charitable contributions.

Organizational Structure, page 10

19. Please revise to explain in plain English why you are engaging in the reorganization prior to taking your company public. In addition, please explain in detail for each level of the structure, the reasons you have formed your company this way and the purpose each entity serves.

20. Disclose whether there are any ceilings on the fees or expenses paid to the general partner and its affiliates.

21. With a view toward disclosure, please advise the staff as to the identity and value of the funds "that do not have a meaningful amount of unrealized investments" and the investment vehicles that will not be contributed to Blackstone Holdings.

The Offering, page 14

22. Please also provide a discussion of the potential additional cash distributions to be made to the general partners of the Blackstone Holdings partnerships disclosed on page 80. This distribution would be made to the general partners of the Blackstone Holdings partnerships if the wholly-owned subsidiaries of The Blackstone Group L.P. determine that the taxable income of the relevant partnership will give rise to taxable income for its partners.

Use of Proceeds, page 14

23. You will use a portion of the net proceeds from this offering to purchase vested Blackstone Holdings partnership units from existing owners. Please disclose how the purchase price of each unit was determined, including whether the purchase price is pursuant to the original agreements entered into upon issuance of these equity instruments.

24. You state that you intend to use all of the remaining proceeds from this offering to subscribe for newly-issued Blackstone Holdings partnership units. Please expand your disclosure to clarify what is meant by subscribe, including when or over what period you expect to purchase these units. Please provide this disclosure here and elsewhere in the filing where you discuss your use of proceeds.

Priority Allocation for the Benefit of Common Unitholders Prior to December 31, 2009, page 16

25. Please disclose how the income (and accordingly distributions) of Blackstone Holdings will be allocated once the priority allocation expires on December 31, 2009. Please provide this disclosure here and elsewhere in the filing where the priority allocation or distributions are discussed.

Exchange Rights of Holders of Blackstone Holdings Partnership Units, page 17

26. You disclose that prior to this offering you will enter into an exchange agreement with the holders of partnership units in Blackstone Holdings (other than The Blackstone Group L.P.'s wholly-owned subsidiaries) so that these holders may exchange their Blackstone Holdings partnership units for The Blackstone Group L.P. common units on a one-for-one basis, subject to customary conversion rate adjustments for splits, unit distributions and reclassifications. Please disclose how you arrived at the exchange rate of one Blackstone Holdings partnership unit for one common unit of The Blackstone Group L.P. separately for each Blackstone Holdings entity. Please disclose what factors were considered in determining that this was an appropriate exchange rate, including whether a beneficial conversion feature might exist.

Tax receivable agreement, page 17

27. Please revise to quantify and disclose the amount of expected cash savings.

Summary Historical Financial and Other Data, page 19

28. Your current presentation of total reportable segment fee related earnings appears to constitute a non-GAAP financial measure. Please remove the total amount, or provide the disclosures required by Item 10(e) of Regulation S-K. Refer to Question 21 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

29. In note (2) to your summary historical financial and other data, please provide the additional disclosures included on page 90 regarding Carry Dollars Created, or refer to this disclosure and page number in your note.

30. In note (3) to your summary historical financial and other data, you state that management believes that adjusted cash flow from operations more clearly reflects the cash flow of Blackstone Group. Your current disclosure expresses a preference for the non-GAAP measure over the GAAP measure. Please revise your disclosure to comply with Item 10(e)(1)(i)(A) of Regulation S-K.

Risk Factors, page 25

We depend on our founders . . . , page 26

31. We note disclosure elsewhere in your prospectus to the effect that Mr. Peterson has advised that he will retire and relinquish his role as a founder not later than December 31, 2008. Please disclose this in this risk factor, and discuss any reasonably foreseeable material risks associated with his impending departure.

Risks Related to Our Common Units and this Offering, page 50

32. Please include a risk factor which addresses the impact of the rights that the holders of Blackstone Holdings partnership units will have to convert their units into your common units. Please address the possibility that the partnership units could be converted into your common units in circumstances in which the partnership units have lost value and the impact this conversion could have on the value of your common units. Please also include a similar discussion in your pro forma footnotes and future historical financial statements footnotes after the reorganization occurs.

Risks Relating to United States Taxation, page 52

33. Please consider moving the fourth risk factor in this section to the forefront of your risk factors section.

Organizational Structure, page 57
Reorganization, page 57
Blackstone Holdings Formation, page 57

34. On page 59 you indicate that the acquisition of the equity interests in Park Hill Group, which you do not currently own, will be accounted for using purchase accounting. Please further expand your discussion to address how you determined you should use purchase accounting. Please disclose the percentage you currently own of this entity and the purchase price for the remaining portion.

35. Please provide us with an analysis of all issuances of Blackstone Holdings partnership units since October 1, 2006. For each issuance, please tell us:
   - the parties issued to, including whether they are related parties;
   - the purpose of the issuance;
   - the nature of any consideration received;
   - the value of these units; and
   - how you accounted for these units.

Deconsolidation of Blackstone Funds, page 59

36. You state that the Contributed Businesses that act as a general partner of a consolidated Blackstone fund (other than the general partners of a limited number of your funds of hedge

funds) are taking the necessary steps to grant rights to third-party investors in that fund to provide that a simple majority of the fund's investors will have the right to accelerate the liquidation date of that fund or the withdrawal of their capital, without cause, in accordance with certain procedures. Please provide us with your EITF 04-5 analysis which demonstrates how you determined it will be appropriate to deconsolidate these funds by granting these rights. Your analysis should also demonstrate what consideration was given to the other terms of the partnership agreements. Please also address what consideration was given to FIN 46 (R) in determining it was appropriate to deconsolidate the funds. Please specifically address whether or not you determined the investment partnerships were variable interest entities pursuant to paragraph 5 of FIN 46(R). If so, please provide us with a comprehensive explanation as to how you determined that you are not the primary beneficiary pursuant to paragraphs 8 through 10 of FIN 46(R).

Dilution, page 67

37. Revise the dilution table to include the common units that officers, directors, principals, employees, consultants and affiliates have the right to acquire, including units reserved under your 2007 equity incentive plan. See Item 506 of Regulation S-K.

Cash Distribution Policy, page 68

38. Your policy indicates that you intend to distribute to your common unitholders on a quarterly basis substantially all of your net after-tax share of your annual adjusted cash flow from operations in excess of amounts determined by your general partner to be necessary or appropriate to provide for various items. Please discuss the material risks and limitations of your cash distribution policy, including:
   - The fact that the distribution rate could be changed or eliminated at any time;
   - The consequences of not investing your earnings in future growth as well as the consequences of not using your earnings towards provisions for unexpected cash needs;
   - The impact of debt covenants and state laws on proposed dividend policy; and
   - The impact on future debt repayment.

Cash Distribution Policy, page 68

39. Please prominently disclose the percentage of cash flows that you anticipate will actually be available after the deduction of all amounts related to conduct of your business, making appropriate investments in your business and funds, complying with applicable law, your debt instruments or other agreements or to provide for future distributions to your common unitholders for any one or more of the ensuing four quarters.

40. Please revise to disclose the frequency and amount of any cash distributions for the past two years. See Item 201(c) of Regulation S-K. We note that the company made $6.65 billion in

distributions to non-controlling interest holders in consolidated entities and $1.55 billion in distributions to partners in 2006. Please disclose whether these distributions were made pursuant to any agreement.

41. Please describe in detail the restrictions and the definition of default in your debt agreements and their potential impact on your ability to make distributions at the rate you will identify.

42. Please discuss in more detail your contractual restrictions and obligations to paying distributions, as well as the legal, tax and regulatory restrictions which may restrict you from making distributions.

Unaudited Pro Forma Financial Information, page 70

43. We may have further comments once the unaudited pro forma financial information is completed.

44. In the introduction to your pro forma financial statements, please include a comprehensive discussion that explains the changes to your historical financial statements and the footnote disclosures that will result from the deconsolidation of the Blackstone Funds. Ensure such disclosure adequately addresses the impact the deconsolidation will have on the content of your Combined Statements of Cash Flows as well as the footnote disclosures you will provide. Based on the pro forma financial information, please also disclose if you would have been required to include financial statements under Rule 3-09 of Regulation S-X for any or all of the Blackstone Funds that will be deconsolidated. In doing so, please also explain how the common management and/or control of the funds impacted your conclusions.

45. Please cross-reference each adjustment amount on the face of your pro forma financial statements to the corresponding adjustment number included in your notes to the pro forma financial statements.

46. Please disclose in your pro forma and historical financial statements the nature and terms of any management or cost sharing agreements that will be in place subsequent to the reorganization and offering. Please give pro forma effect to these arrangements in your pro forma financial statements, if applicable.

Unaudited Condensed Consolidated Pro Forma Statement of Financial Condition, page 73

47. Please present each component of partner's capital on a separate line item instead of aggregating the components into one line item. Please also disclose the number of units authorized, issued, and outstanding on both a pro forma and pro forma as adjusted basis. Please revise your presentation and disclosures here and elsewhere in the filing where you present pro forma statement of financial condition information.

Notes to Unaudited Condensed Consolidated Pro Forma Statement of Financial Condition, page 74

48. In your description of adjustment 1(a), you state that the adjustment reflects the deconsolidation of certain investment funds that have historically been consolidated in your combined financial statements. Please expand your description to clearly state which funds will be and will not be deconsolidated and why. Throughout the document where you refer to these <u>certain</u> investment funds, please provide a similar description.

49. For adjustment 1(c) and (m), you discuss your intention to elect the application of SFAS 159 to certain of your general partner interests in corporate private equity and real estate opportunity funds that you manage. Please expand your explanation of this adjustment to address the following:
   - How you differentiated between which general partner interests you should apply SFAS 159; and
   - Please show precisely how you arrived at the adjustment amounts, which should include a discussion of any significant assumptions and estimates to arrive at the amount.

50. Please disclose precisely how you arrived at the amount of adjustment 3(e). This should include a discussion of any significant assumptions and estimates to arrive at the amount, including your assumed tax rate.

51. Please disclose precisely how you arrived at the amount of adjustment 3(h). This should include the number of units expected to be purchased multiplied by the purchase price of each unit.

Unaudited Condensed Consolidated Pro Forma Statement of Income, page 77

52. Please show precisely how you arrived to each of the four amounts included in adjustment (2)(n) as well as adjustment 3(p). This should include a discussion of any significant assumptions and estimates to arrive at these amounts.

Notes to Unaudited Condensed Consolidated Pro Forma Statement of Income, page 78

53. Please help us understand why there is no adjustment to pro forma interest expense related to adjustment 3(g). If you later determine that there should be a pro forma adjustment, please disclose in tabular format how you arrived at the amount. For debt that incurs interest at a variable rate, you should disclose whether you used the average variable rate that this debt would have incurred over the appropriate historical period for which you are giving pro forma effect or the rate as of a given date. If you used the rate as of a given date, please disclose the date used. Please also disclose the interest rate used for each period and the

indexed rate (LIBOR+x% or prime +x%) as well as the effect on income of a 1/8 percent variance in interest rates. Refer to Rule 11-02(b)(8) of Regulation S-X.

54. We remind you that the denominator used in computing pro forma earnings per common unit should include only those shares whose proceeds are being used to repay debt, for the payment of any distributions to owners, the purchase of vested Blackstone Holdings partnership units, and the purchase of newly issued Blackstone Holdings partnership units. Please disclose that common units to be used for general corporate purposes and to provide capital for future growth and expansion were not included in this pro forma information. Please also disclose the number of IPO units included and excluded from the computation and why.   Please also disclose any units not included for anti-dilution reasons.

55. You state that Blackstone Holdings partnership units are not included in the calculation of weighted average common units outstanding because to do so would have been anti-dilutive for the periods presented. Please disclose that your assessment of whether these units were anti-dilutive was performed for each partnership separately and not just in the aggregate. Refer to paragraphs 13 and 14 of SFAS 128.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 84

56. The discussion and analysis of known trends, demands, commitments, events and uncertainties helps investors understand a company's performance. Please revise to provide more detail with respect to trends in your specific markets. For example, and without limitation, please discuss whether interest rates for your leveraged buyouts have started to rise and if so, what affect this may have on your business. Refer to III.B.3 of Release Number 33-8530 regarding MD&A, dated December 29, 2003.

57. Please quantify the impact of each factor when multiple factors contribute to material fluctuations. For example, please quantify each of the following factors which you state attributed to the increase in the Marketable Alternative Asset Management segment's revenues from the year ended December 31, 2005 to the year ended December 31, 2006: growth in assets under management from various sources, additional capital raised for your distressed securities hedge fund and your equity hedge fund, and appreciation from existing funds. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K.

58. Please disclose the business reasons for changes in the net gains from investing activities line item on a combined basis as well as for each segment. Your discussion should enable readers to understand the market conditions during each period and the impact of each market condition on your net gains from investing activities. Please also disclose the types of risk and the level of risk being taken to achieve these returns. Please discuss the types of leverage used to achieve these returns. Your discussion should include quantification of the extent of leverage used from period to period.

Key Financial Measures and Indicators

Non-Controlling Interests in Income of Consolidated Entities, page 89

59. You disclose that you will record significant non-controlling interests in income of consolidated entities relating to the ownership interest of your existing owners in Blackstone Holdings and the limited partner interests in your investment funds that remain consolidated. Please disclose how you will record and value these non-controlling interests. Refer to paragraph 14 of SFAS 141. Please also tell us how you have reflected these non-controlling interests in your pro forma financial information.

Segment Analysis, page 93

60. Your current presentation of total segment revenues, expenses, fee related earnings, and net gains from investment activities appears to constitute non-GAAP financial measures. Please provide the disclosures required by Item 10(e) of Regulation S-K. Refer to Question 21 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

61. Please discuss the overall market conditions that each of your segments are subject to and the impact of these market conditions during each period presented as well as the period subsequent to December 31, 2006. Please discuss the impact these conditions are reasonably likely to have on each of your segment's financial results in future periods. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Liquidity and Capital Resources

Historical Liquidity and Capital Resources, page 103

62. It is not clear why you are excluding the changes in operating assets and liabilities in arriving at adjusted cash flow from operations. You state that you have managed the historical liquidity and capital requirements of the Blackstone Group by focusing on your cash flows before the consolidation of the Blackstone funds and the effect of normal changes in assets and liabilities which you anticipate will be settled for cash within one year. Please advise how excluding these amounts provides useful information to your investors. Please refer to Item 10(e)(1)(i)(C) of Regulation S-K.

63. Please highlight the significant variations between net income (loss) and operating cash flows. Implications of the variance should be explained in terms of the implications for both liquidity and earnings trends.

Critical Accounting Policies

Investments, at Fair Value, page 107

64. Please provide additional information regarding how you estimate the fair value of investments for which market prices are not readily observable. Your disclosures should include the following:
   - Explanation of each of the models/techniques used to estimate fair value of the investments;
   - Detailed discussion of the material estimates and assumptions used in each of the models;
   - Sensitivity analysis of the material estimates and assumptions for each of the models used on the fair value of the investments; and
   - A sensitivity analysis of the impact material changes in estimates and assumptions in estimating the fair value of the investments could have on the management fees and incentive income.

   Please refer to Section 501.14 of the Financial Reporting Codification for guidance. Please also expand your disclosure regarding your determination of the fair value of these investments in the notes to the financial statements.

65. Please summarize in a tabular form the different methods used to determine fair value, which should include fair value based on quoted market prices and fair value based on internal models. For each method, state the percentage of total investments at December 31, 2006 for which you use the corresponding method to determine fair value. Please present this information by investment type.

Contractual Obligations, Commitments and Contingencies, page 110

66. Please present interest payments separately from each debt amount, including interest payments related to Blackstone Funds debt obligations payable.

67. For note (2) you state that the future interest payments are calculated using variable rates in effect as of December 31, 2006, at spreads to market rates pursuant to the financing agreements. Please disclose the actual rates used in these estimated interest amounts.

Industry, page 114
Alternative Asset Management, page 114

68. Please disclose the extent to which you have investments in subprime mortgages, if material.

Business, page 106

69. Do you have key man provisions contained in your funds? If so, please revise to disclose and revise to disclose any risks related to these provisions.

70. Please revise to clarify how the funds are structured and how initial capital commitments are determined and funded. Do the principals, the company or their affiliates directly invest in the funds or do they use carried interest? If they use direct investments, how are they funded? As appropriate, please also address this comment under the Liquidity and Capital Resources section in MD&A.

71. Please revise describe the material terms of your material agreements related to your business, such as your investment management agreements.

72. Describe the legal remedies, whether by agreement or otherwise, that investors or the funds have against the company, the principals or their affiliates to recover losses related to misrepresentation, fraud or poor investments.

Competitive Strengths

Exceptional Investment Track Record, page 123

73. You provide charts of your two largest businesses since the inception of these funds to compare the net annualized returns of each of these funds to the S&P 500. Please also discuss the additional risks that may be associated with these funds, which could include your use of leverage as well as selling short. Please discuss differences in volatility as well.

The Historical Investment Performance of Our Investment Funds, page 148

74. Please include a discussion of the extent to which leverage was used for each period presented to generate the returns on your funds. In a similar manner, provide

Composition of the Board of Directors after this Offering, page 160

75. Please revise to explain how you will define "independent directors."

76. Please furnish us with a copy of the limited liability company agreement of Blackstone Group Management LLC.

Executive Compensation, page 162

77. We note your disclosures in your Compensation Discussion and Analysis that you "align the interests" of senior managing directors and other key personnel with investor interests. Please expand this to discuss your policies and decisions regarding the investment of your senior managing directors and other key personnel in the funds that you manage, and the

distributions that are made in respect of those interests. Also, to the extent applicable, elaborate on any tax considerations taken into account in how your named executive officers are compensated.

78. We note your disclosure that you have not historically paid salaries or bonuses, but have rather sought to compensate your senior managers from the increased value of their ownership interests and that you intend to continue to do so. In light of this, explain why you have determined to pay a cash salary to Mr. Schwarzman, how this cash salary fits in to your stated compensation objectives, and how you determined the amount of cash salary to pay. Please also describe how the performance-based compensation you will implement following this offering will fit in to your overall compensation objectives.

Summary Compensation Table, page 163

79. We note your disclosures on page 176 concerning your founders' private aircraft. Please explain to us why Mr. Schwartzman reimburses the company for personal use of the aircraft. In addition, it appears that you excluded the amounts shown on page 176 from your table and narrative discussion due to the fact that Mr. Schwartzman owns the airplane. Please tell us how the company's fractional interest factored into your decision.

Non-Competition, Non-Solicitation and Confidentiality Agreements, page 164

80. Please file your non-competition, non-solicitation and confidentiality agreement as an exhibit to your filing.

Certain Relationships and Related Person Transactions, page 171

81. Since The Blackstone Group L.P. was recently formed, please provide the disclosure required by Items 401(g) and 404(c) of Regulation S-K relating to promoters. We may have further comment based on your response.

Statement of Policy Regarding Transactions with Related Persons, page 176

82. Please revise to provide a statement of whether this policy will be in writing and, if not, how the policy will be evidenced. Refer to Item 404(b)(iv) of Regulation S-K.

Conflicts of Interest and Fiduciary Responsibilities, page 179

83. Please address the benefits and detriments that may be realized by the unitholders, the general partner and its affiliates, and any other parties that are subject to a conflict. Describe any procedures used or to be used to minimize the potential conflicts.

84. Please describe affirmatively what remedies, if any, are available to unitholders for breaches of fiduciary duty and conflicts of interest. Consider providing an example so that investors may better understand their recourse should a breach of fiduciary duty or conflict of interest occur.

Material Provisions of The Blackstone Group L.P. Partnership Agreement, page 187

85. Please explain the limitations or conditions (including those under state law) that the general partner may place on the voting rights of the unitholders. Also characterize the extent of discretion retained by the general partner with regard to the operations of the partnership.

Material U.S. Federal Tax Considerations, page 201

86. If you are filing a short-form tax opinion, please clarify that this disclosure is the opinion of counsel. We may have further comments after reviewing your response.

87. Please also revise to identify the opinions of counsel and identify counsel. We note you plan to file an Exhibit 8.1 tax opinion.

88. Please revise your disclaimer on page 216 to remove the implication that investors may not rely on your disclosure of tax consequences.

Determination of Offering Price, page 220

89. Please eliminate the suggestion that you have only included some of the factors considered in determining the initial public offering price. Revise your disclosure in the last bullet point to delete the terms "among the factors" and identify all material factors considered in determining the offering price. See Item 505(a) of Regulation S-K.

Where You Can Find More Information, page 221

90. Please remove the language in the middle of the first paragraph that qualifies statements you make in the prospectus by reference to information outside of the prospectus. Rule 411(a) permits this type of qualification only where contemplated by the application form.

Financial Statements
Blackstone Group

91. Prior to the Reorganization and this offering, the entities that comprise Blackstone Group have been limited liability companies, partnerships or S corporation entities and have not been subject to U.S. federal and state income taxes or foreign income taxes. Following this offering, The Blackstone Group L.P. will hold a portion of its Blackstone Holdings partnership units through the corporate taxpayers. Please present on the face of your historical financial statements for each period, your pro forma tax and earnings per unit data assuming the separate return method was used. In addition, please also present a pro forma column next to your most recent historical balance sheet showing all planned distributions to owners, whether declared or not. Please discuss in a footnote the specific assumptions you used in arriving at each pro forma amount. Please also revise your presentations elsewhere in the filing to include this pro forma information as well. See SAB Topics 1:B.2 and 1:B.3 and 4:B.

92. Please separately present transactions and amounts related to affiliates on the face of your statements of income and statements of cash flows. Refer to Rule 4-08(k)(1) of Regulation S-X.

Notes to the Financial Statements

Note 1. Organization and Basis of Presentation, page F-11

93. Blackstone Group is comprised of all of the entities engaged in the certain businesses under the common control of the two founders of Blackstone, Stephen A. Schwarzman and Peter G. Peterson, and common ownership of the Founders, Blackstone's senior managing directors and selected other individuals engaged in some of your businesses and personal planning vehicles beneficially owned by the families of these individuals and a subsidiary of American International Group, Inc. Please provide a comprehensive explanation as to how you determined which entities should be included in your combined financial statements. Your explanation should address the following:
   - The specific individuals, families, or affiliated groups included in your control group and why each of these members should be included in the control group. You should address the factors included in paragraph 3 of EITF 02-5 in your explanation of each member of the control group. For any agreements entered to vote in concert, please state when you entered into each agreement and its duration; and
   - For each of the entities included in your historical combined financial statements prior to the reorganization, please address:
      o The percentage owned of this individual entity by each member of the control group as well as the percentage owned by the aggregate control group;
      o How you determined each of these members should be included in the control group of this individual entity and why. You should address the factors included in paragraph 3 of EITF 02-5 in your explanation. For any agreements entered to

vote in concert, please state when you entered into each agreement and its
duration.

94. Your existing owners will receive Blackstone Holdings partnership units in the
reorganization in exchange for the contribution of their equity interests in your operating
subsidiaries to Blackstone Holdings. Please provide us with additional information regarding
the terms of the reorganization by addressing the following:

- Please clearly identify each entity that is part of the reorganization, including the entities
  that existed prior to the reorganization and the entities that will exist after the
  reorganization;

- For owners in each entity that existed prior to the reorganization, please help us
  understand how you determined how many units would be given to them of the newly
  created entities and of which entities they would be given units. Please clarify the
  exchange ratio used to determine the appropriate number of units to be given to the
  existing owners of each entity. Please clarify if the same exchange ratio was used for all
  of the existing owners of each entity. If not, please disclose your accounting for any
  preferential rights given; and

- Please clarify whether anyone who is not an existing owner will receive units of the
  newly created entities in the reorganization. If so, please tell us the terms under which
  these units will be given to these non-existing owners, including if any consideration will
  be paid. Please also help us understand why units of the newly created entities would be
  given to them.

95. We remind you that SAB Topic 1:B.1 states that the historical income statements of a
registrant should reflect all costs of doing business in general. If true, please disclose that all
costs have been reflected in the financial statements provided. If expenses have been
allocated, please disclose the allocation method used for each material type of cost allocated
and management's assertion that the methods used are reasonable.

Note 2. Summary of Significant Accounting Policies, page F-11

96. Please include your policy for recognizing "day one" gains, distinguishing between securities
that are based on market value versus other fair value techniques. Specifically address
whether you defer recognition of "day one" gains and if so, how and when such amounts are
released into income.

Fund Management Fees, page F-12

97. Please expand your discussion about the recognition of performance fees related to
management fee arrangements. Please confirm to us that you account for all of these
performance fees using Method 2 of EITF D-96, which is to record as revenue the amount

that would be due at any point in time. Please also disclose the terms of these arrangements that include performance fees, including:

- The measurement periods for these performance fees (monthly, quarterly, annual);
- When amounts are paid including whether they are paid at the end of the measurement period; and
- Whether there are any situations in which you could be required to payback any of the amounts.

Please also disclose any revenue amounts recorded that are at risk due to future performance contingencies. Refer to EITF D-96.

98. Please disclose the significant terms of your management contractual agreements, including the periods of these agreements and annual management fees earned. Please provide this information separately for affiliates and nonaffiliates.

Advisory Fees, page F-12

99. You state that transaction fees are recognized when the services related to the underlying transactions are substantially completed in accordance with the terms of their engagement letters. Please further expand your disclosure to state what is meant by substantially completed.

100. Given that you record revenues related to transaction fees when the services are substantially completed and fund placement services revenue upon the acceptance by a fund of capital or capital commitments, please disclose whether you defer any costs related to these revenues. If so, please disclose the amounts as of each balance sheet date.

Investments, at Fair Value, page F-12

101. You state that the fair value of your Investments and Securities Sold, Not Yet Purchased are based on observable market prices when available. Such prices are based on the last sales price on the date of determination, or, if no sales occurred on such day, at the "bid" price at the close of business on such day and if sold short at the "asked" price at the close of business on such day. Futures and options contracts are valued based on closing market prices. Forward and swap contracts are valued based on market rates or prices obtained from recognized financial data service providers. Please tell us what consideration you gave to paragraph 2.31 of the AICPA Audit and Accounting Guide on Investment Companies in determining how to value securities sold short.

Note 3. Investments, page F-17

102. Please confirm to us whether you have any multiple-class funds, master-feeder funds, funds of funds or any similar type of arrangements. If so, please tell us where you have provided

disclosure of these structures. Refer to Chapter 5 of the AICPA Audit and Accounting Guide on Investment Companies.

103. Please disclose any investments you have in affiliated companies through consolidated Blackstone Funds. Please also tell us what consideration you gave to separately disclosing the realized gains and net change in unrealized gains separately by fund type for each period presented along with the totals you currently present on page F-19.

104. Please tell us what consideration you gave to providing the disclosures called for by paragraphs 7.16(b), (d), (e) and (f) as well as 7.17 of the AICPA Audit and Accounting Guide on Investment Companies.

Note 6. Due from Brokers, page F-21

105. Please tell us how you determined it was appropriate to net receivables and payables for unsettled security transactions in your Due from Brokers financial statement line item. Specifically, please disclose how you met the criteria in FIN 39 for netting.

Note 10. Related Party Transactions

Contingent Repayment Guarantee, page F-26

106. Please clarify in your disclosure whether there are any contingent repayments (clawback obligations) as well as how you account for them.

Note 11. Commitments and Contingencies

Operating Leases, page F-27

107.   Please disclose how you account for the escalation provisions as well as step rent provisions, capital improvement funding and other lease concessions, which may be present in your leases. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be included in your minimum lease payments.

Note 12. Segment Reporting, page F-28

108. Please provide the geographical disclosures required by paragraph 38 of SFAS 131.

Exhibits

109.   Please file all the exhibits required by Item 601 of Regulation S-K, including:

- form of indemnification agreement, if any,
- revolving credit facility agreement,
- partnership, operating and distribution agreements and other organizational documents relating to the intermediate holding companies, the operating group, operating entities and principal holdings, and
- each fund's management agreement.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Nudrat Salik at (202) 551-3692 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Lesli Sheppard at (202) 551-3708 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Joshua Ford Bennie, Esq.
       Simpson Thacher & Bartlett LLP
       425 Lexington Avenue
       New York, NY 10017-3954